genenta science

September 29, 2022

CONFIDENTIAL

Ospedale San Raffaele S.r.l.
via Olgettina No. 60
20132, Milan, Italy
Attention: Ms. Daniela Bellomo

Re: Letter Agreement

Dear Ms. Bellomo:

This letter ("Letter Agreement") documents the understanding between Ospedale San Raffaele S.r.l. ("OSR") and Genenta Science S.p.A. ("Genenta") regarding the License Agreement entered into on December 15, 2014, as amended ("Agreement"). The parties hereby agree that each of the Alternative Indication Notice Period (as defined in Section 2 of Amendment No.4 to the Agreement, dated September 28, 2021) and the Competing Product Option Period (as defined in Section 5 of Amendment No.3 to the Agreement, dated December 23, 2020) are hereby extended to December 23, 2022.

The parties further agree that Genenta may (i) prepare an announcement related to this Letter Agreement in compliance with the securities laws of the United States and applicable Nasdaq listing rules, (ii) furnish such announcement with the U.S. Securities and Exchange Commission under cover of Form 6-K and (iii) furnish a copy of this Letter Agreement as an exhibit to such Form 6-K.

Except as expressly set forth herein, this Letter Agreement shall not be construed to modify the Agreement, which shall remain in full force and effect. This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. If the foregoing is acceptable to you, please have a duly authorized representative sign and return a copy of this Letter Agreement to me.

Very truly yours,

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Letter Agreement as of the date set forth above.

Genenta Science S.p.A.

By: *Pierluigi Paracchi*

Name: Pierluigi Paracchi
Title: Chief Executive Officer

Ospedale San Raffaele S.r.l.

By: *[signature]*

Name: Daniela Bellomo
Title: Director Business Development of Research